EXHIBIT 12.2
BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS
Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2018 and the five years ended December 31, 2017 were as follows:

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures, gains on consolidation of joint ventures and gain on sale of investment in unconsolidated joint venture	$121,398	$551,726	$433,554	$409,246	$353,758	$254,536
Gains on sales of real estate	98,907	8,240	82,775	377,093	174,686	—
Amortization of interest capitalized	2,886	10,976	10,685	10,203	8,211	5,522
Distributions from unconsolidated joint ventures	847	26,858	24,955	8,469	7,372	17,600
Fixed charges (see below)	108,784	440,269	456,710	471,435	514,868	522,070
Subtract:
Interest capitalized	(17,378)	(61,070)	(39,237)	(34,213)	(52,476)	(68,152)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(10,446)	(39,429)	(37,171)	(40,248)	(28,958)	(5,818)
Total earnings	$304,998	$937,570	$932,271	$1,201,985	$977,461	$725,758
Fixed charges:
Interest expensed	$90,220	$374,481	$412,849	$432,196	$455,743	$447,240
Interest capitalized	17,378	61,070	39,237	34,213	52,476	68,152
Portion of rental expense representative of the interest factor (one-third of rental expense)	1,186	4,718	4,624	5,026	6,649	6,678
Total fixed charges	$108,784	$440,269	$456,710	$471,435	$514,868	$522,070
Preferred distributions	2,625	10,500	10,500	10,506	11,523	14,103
Total combined fixed charges and preferred distributions	$111,409	$450,769	$467,210	$481,941	$526,391	$536,173

Ratio of earnings to fixed charges	2.80	2.13	2.04	2.55	1.90	1.39
Ratio of earnings to combined fixed charges and preferred distributions	2.74	2.08	2.00	2.49	1.86	1.35